The BlackRock North American Government Income
Trust Inc.

NSAR Exhibit SUB-ITEM 77(J)

For fiscal year ended  10/31/00




Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with American Institute of Certified
Public
Accountants (AICPA) Statement of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain, and Return of Capital
Distributions by Investment Companies. For the year ended
October 31, 2000 the Trust decreased undistributed net investment income by $11,104,436, increased accumulated net realized losses on investments by $4,970, and decreased accumulated net realized and unrealized foreign currency loss by $11,109,406 for realized foreign currency losses incurred. Net investment income, net realized gains and net assets were not affected by this change.